Exhibit 99.1

Kaixin Auto Holdings Announces Entry into a Binding Term Sheet and Changes to Senior Management

BEIJING, November 5, 2020 (GLOBE NEWSWIRE) -- Kaixin Auto Holdings (“Kaixin” or the “Company”) (NASDAQ: KXIN) today announced that it entered into a binding term sheet (the “Biding Term Sheet”) with Haitaoche Limited (Cayman) (“Haitaoche”) on Novermber 3, 2020 and that it has made certain changes to its senior management team.

Binding Term Sheet with Haitaoche

The Binding Term Sheet sets forth the terms and conditions by which Haitaoche will merge with a newly formed wholly-owned subsidiary of Kaixin, with Haitaoche continuing as the surviving entity and a wholly-owned subsidiary of Kaixin (the “Merger”).

As consideration for the Merger, Kaixin will issue a number of ordinary shares of Kaixin to the shareholders of Haitaoche (the “Haitaoche Shareholders”) so that the Haitaoche Shareholders will collectively hold 51% of Kaixin’s share capital upon the closing of the Merger (the “Closing”).

Haitaoche is a China-based e-commerce platform for imported automobiles. The manufacture and distribution of automobiles are undergoing significant changes in China, which are expected to create new opportunities and business models. Haitaoche strives to become a leading automobile retail platform in China. In addition to strengthening its imported automobile sales business, it plans to expand into electronic vehicles and other business areas. Haitaoche aims to enter into strategic cooperation agreements with multiple electronic vehicle manufacturers in China and serve a wider group of distributors and consumers.

Pursuant to the Binding Term Sheet, Haitaochen will contribute its vehicle sales business to the Company as part of the Merger. It also intends to contribute other projects to the Company after the Merger.

Kaixin and Haitaoche agree to negotiate in good faith to enter into a definitive agreement with respect to the Merger. The Closing is subject to customary and certain other conditions, including applicable shareholder and regulatory approvals, as well as an undertaking by Haitaoche to ensure certain minimum net asset and cash levels at the Closing.

Upon the Closing, the Haitaoche Shareholders will have the right to appoint a majority of Kaixin’s directors. Kaixin’s current controlling shareholder, Renren Inc., will have the right to appoint the remaining directors and have veto rights on certain major corporate matters.

Changes to Senior Management

Mr. Chen Ji and Mr. Jinfeng Xie have resigned from their positions as the Company’s chief executive officer and chief operating officer, respectively, effective as of November 3, 2020. Meanwhile, the Company’s board of directors has appointed Mr. Mingjun Lin, the founder of Haitaoche, as the Company’s acting chief executive officer, effective as of November 3, 2020.

Mr. Mingjun Lin has substantial experience in automotive internet media. Prior to founding Haitaoche in 2015, Mr. Lin held senior management positions with TOM Online and Tencent, and he was the founder of SUV.cn, a vertical online media that focused on SUV customer communities.

"On behalf of Kaixin’s Board of Directors and management team, I'd like to thank Mr. Ji and Mr. Xie for their contributions to the Company during their service in the management team. We wish them the best in their future endeavors." said Mr. Joseph Chen, Chairman of Kaixin. "I would also like to warmly welcome Mr. Mingjun Lin to the Company. Mr. Lin brings to Kaixin his profound experience in internet and auto retail business. I look forward to working with him and am confident that his strong leadership and deep industry background will make him a tremendous asset to our management team."

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Kaixin may also make written or oral forward-looking statements in its filings with the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Kaixin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with used auto dealerships; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kaixin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Investor Relations

Kaixin Auto Holdings
Tel: +86 (10) 8448-1818
Email: ir@kaixin.com